Exhibit 12
Cinemark USA, Inc.
COMPUTATION OF EARNINGS TO FIXED CHARGES
in 000s

	Year Ended		Period from	Period from	Year Ended		Nine Months Ended
	December 31,		January 1, 2006 to	October 5, 2006 to	December 31,		September 30,
	2004	2005	October 4, 2006	December 31, 2006	2007	2008	2008	2009
	(Predecessor)			(Successor)

Computation of earnings:
Pretax income from continuing operations before equity income (loss)	$67,827	$76,320	$75,019	$(7,129)	$246,323	$18,015	$103,088	$142,245
Add:
Fixed charges	83,523	87,519	70,293	45,838	165,887	140,533	108,677	108,817
Amortization of capitalized interest	460	470	354	117	474	489	367	372
Distributed (income) losses of equity investees	173	227	(1,800)	154	(2,462)	(2,373)	(1,742)	(1,055)
Pre tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—	—
Less:
Capitalized interest	(407)	(74)	(86)	—	(618)	(270)	(270)	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—	—

TOTAL EARNINGS	$151,576	$164,462	$143,780	$38,980	$409,604	$156,394	$210,120	$250,379

Computation of fixed charges:
Interest expense	$42,739	$44,334	$35,887	$30,833	$99,446	$71,067	$55,910	$53,208
Capitalized interest	407	74	86	—	618	270	270	—
Amortization of debt issue costs	2,664	2,774	2,106	847	3,314	3,339	2,497	2,902
Interest factor on rent expense	37,713	40,337	32,214	14,158	62,509	65,857	49,998	52,707

TOTAL FIXED CHARGES	$83,523	$87,519	$70,293	$45,838	$165,887	$140,533	$108,677	$108,817

RATIO OF EARNINGS TO FIXED CHARGES	1.82	1.88	2.05	—	2.47	1.11	1.93	2.30